May 22, 2023

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SHP ETF Trust (CIK No. 0001848758, File Nos. 333-253997; 811-23645) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

On behalf of SHP ETF Trust, a registered investment company (the "Trust" or "Registrant"), pursuant to Rule 477 under the Securities Act of 1933 (the "Securities Act"), as amended, the Trust hereby respectfully requests the withdrawal of Post-Effective Amendment No. 32 to the Trust's Registration Statement on Form N-1A (the "Amendment") (SEC Accession No. 0001839882-23-012689). The Amendment was filed on May 12, 2023, pursuant to Rule 485(a) under the Securities Act for the purpose of registering shares of the following six series of the Trust for sale to the public:

•	Kurv Yield Premium Amazon (AMZN) ETF
•	Kurv Yield Premium Apple (AAPL) ETF
•	Kurv Yield Premium Disney (DIS) ETF

•	Kurv Yield Premium Exxon (XOM) ETF
•	Kurv Yield Premium JPMorgan (JPM) ETF
•	Kurv Yield Premium Microsoft (MSFT) ETF

The Trust requests this withdrawal in connection with an incorrect date of effectiveness indicated on the facing sheet of the filing. No securities were offered or sold pursuant to the Amendment. The Registrant requests that the SEC grant its request for withdrawal of the Amendment as soon as is practicable. After the withdrawal, the Registrant intends to file another post-effective amendment with the correct date of effectiveness.

It is the Registrant's understanding that this application for withdrawal of the Amendment will be deemed granted as of the date that it is filed with the SEC, unless the Registrant receives notice from the SEC that this application will not be granted.

Please direct any questions concerning this letter to Bibb Strench at Thompson Hine LLP, counsel to the Trust, at (202) 973-2727.

Very truly yours,

/s/_Bibb L. Strench

Bibb L. Strench